

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2022

Agnieszka Gallagher
Senior Vice President, General Counsel and Secretary
ORASURE TECHNOLOGIES INC
220 East First Street
Bethlehem, Pennsylvania 18015

      Re: ORASURE TECHNOLOGIES INC
          Registration Statement on Form S-3
          Filed February 10, 2022
          File No. 333-262633

Dear Agnieszka Gallagher:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Jennifer Porter